                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 205497

                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 2)(1)

                                   ----------

                      Integrated Electrical Services, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   45811E 10 3
                                   -----------
                                 (CUSIP Number)


                                   Jerry Mills
               14275 Midway Road, Suite 130, Addison, Texas 75001
                                 (972) 934-9112
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 14, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages
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                                  SCHEDULE 13D
------------------------------                    -----------------------------
CUSIP NO.  45811 E 10 3                                PAGE 2 OF 4 PAGES
------------------------------                    -----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Jerry Mills
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00, PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 1,875,095**
      SHARES               -----------------------------------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  -- --
       EACH                -----------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
      PERSON                   1,875,095**
       WITH                -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                               -- --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,875,095

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT!
** Includes 1,871,095 shares of Common Stock owned of record by Jerry Mills and 4,000 shares of Common Stock owned of record by two trusts for Mr. Mills's grandchildren (2,000 shares each) of which Mr. Mills is the trustee.


                               Page 2 of 4 Pages
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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended, the undersigned (the "Reporting Person") hereby amends his Schedule 13D dated February 9, 1998, as amended by Amendment No. 1 to Schedule 13D dated October 24, 2000 (the "Amended Schedule 13D"), relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Integrated Electrical Services, Inc. The Amended Schedule 13D is amended to reflect the Reporting Person's additional sales of shares of Common Stock since (and including) October 24, 2000. Because there have been no material changes in any of the other Items of the Amended
Schedule 13D, only Item 5 of the Amended Schedule 13D is amended, and it is hereby amended and restated to read in its entirety as follows:

Item 5.    Interest in Securities of the Issuer.

           (a) There were 37,911,688 shares of Common Stock outstanding as of August 11, 2000. The Reporting Person is the beneficial owner of 1,875,095 shares of Common Stock, which constitutes approximately 4.9% of the total issued and outstanding shares of Common Stock as of August 11, 2000.

           (b) The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, all shares of Common Stock that he beneficially owns.

           (c) Since (and including) October 24, 2000, the Reporting Person has not acquired any shares of Common Stock. Since (and including) October 24, 2000, the Reporting Person has sold a total of 244,600 shares of Common Stock in open-market transactions on the New York Stock Exchange, as follows:

                                                    Shares of Common
                                                       Stock Sold
                                               ---------------------------
                    Date of Sale                                           Sales Price per Share
                    ------------                                           ---------------------
                  October 24, 2000                           300                   $6.7498
                  October 27, 2000                        13,400                   $6.7680
                  October 30, 2000                        10,500                   $6.8700
                  October 31, 2000                        60,200                   $6.8427
                  November 1, 2000                         2,200                   $6.9373
                  November 2, 2000                        57,700                   $6.7951
                  November 3, 2000                        24,000                   $6.8878
                  November 6, 2000                         1,900                   $6.9373
                  November 7, 2000                         2,100                   $6.9373
                  November 8, 2000                        17,300                   $6.9022
                  November 13, 2000                        5,000                   $6.7498
                  November 14, 2000                       50,000                   $6.5814

           (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

           (e) On November 14, 2000, the Reporting Person ceased to beneficially own more than five percent of the outstanding shares of Common Stock.


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                                    Signature


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           DATED: November 20, 2000




                                        /s/ Jerry Mills
                                        --------------------------
                                        JERRY MILLS


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